Exhibit 4.7

INTERCOMPANY LOAN AGREEMENT

SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP,
as Guarantor

- and -

THE BANK OF NOVA SCOTIA,
as Intercompany Loan Provider and Cash Manager

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Bond Trustee

DATED AS OF JULY 19, 2013

CONTENTS

Article 1 DEFINITIONS AND INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation	2
1.3	Schedules	2
Article 2 THE INTERCOMPANY LOAN		2
2.1	The Intercompany Loan	2
2.2	Total Credit Commitment	2
Article 3 PURPOSE and nature of the intercompany loan		3
3.1	Application of Advances by Guarantor	3
3.2	Guarantee Loan and Demand Loan	3
3.3	Revolving Intercompany Loan	4
3.4	No Obligation to Monitor	4
Article 4 CONDITIONS PRECEDENT		4
4.1	Conditions Precedent	4
Article 5 ADVANCES		5
5.1	Giving of Advance Requests	5
5.2	Advances	5
5.3	Single Drawing of Advances	5
5.4	Intercompany Loan Ledger	5
Article 6 INTEREST AND FEE		6
6.1	Interest Periods	6
6.2	Interest Rate	6
6.3	Criminal Rate of Interest	7
Article 7 REPAYMENT		8
7.1	Repayment of Demand Loan	8
7.2	Mandatory Repayment Upon Demand Loan Repayment Event	8
7.3	Source of Funds for Repayments	9
7.4	Payments under Covered Bond Guarantee Discharge Obligations of Guarantor under this Agreement	9
7.5	Repayment of Guarantee Loan	10
Article 8 TAXES		10
8.1	No Gross Up	10
8.2	Not a Non-Resident	10
8.3	Tax Receipts	11

Article 9 ILLEGALITY		11
9.1	Illegality	11
Article 10 MITIGATION		11
10.1	Mitigation	11
Article 11 PAYMENTS		12
11.1	Payment	12
11.2	Alternative Payment Arrangements	14
Article 12 representations, warranties AND COVENANTs		15
12.1	Representations, Warranties and Covenants	15
12.2	Undertaking	15
Article 13 FURTHER PROVISIONS		16
13.1	No Set-Off by the Intercompany Loan Provider	16
13.2	Evidence of Indebtedness	16
13.3	Rights Cumulative, Waivers	16
13.4	Notices	16
13.5	Assignment	17
13.6	Assignment under Security Agreement	17
13.7	Amendments, Modification, Variation or Waiver	17
13.8	Agency	18
13.9	Change of the Cash Manager	18
13.10	Change of Bond Trustee	18
13.11	Limitation of Liability of Bond Trustee	18
13.12	Limited Liability	19
13.13	Non-Petition	19
13.14	Counterparts	19
13.15	Enurement	19
13.16	Entire Agreement	19
13.17	Further Assurance	19
Article 14 GOVERNING LAW		20
14.1	Governing Law	20
14.2	Submission to Jurisdiction	20
SCHEDULE 1		1
SCHEDULE 2		1

THIS INTERCOMPANY LOAN AGREEMENT is made as of July 19, 2013

BETWEEN:

(1)	SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP, a limited partnership formed under the laws of the Province of Ontario, whose registered office is at 100 King Street West, Suite 6100, 1 First Canadian Place, Toronto, Ontario, M5X 1B8, by its managing general partner, Scotiabank Covered Bond GP Inc. (in its capacity as the Guarantor);
(2)	THE BANK OF NOVA SCOTIA, a bank named in Schedule I to the Bank Act, whose executive office is at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1, in its capacity as Issuer, Intercompany Loan Provider and Cash Manager; and
(3)	COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, whose registered office is at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, in its capacity as Bond Trustee.

WHEREAS,

(A)	From time to time the Issuer will issue Covered Bonds pursuant to the Program.
(B)	The Intercompany Loan Provider has agreed that it will make available to the Guarantor, on a secured basis, an Intercompany Loan in a combined amount of Cdn $16,500,000,000 (the “Total Credit Commitment”), which amount may be amended from time to time in accordance with the terms of this Agreement.
(C)	The Intercompany Loan will be comprised of a Guarantee Loan and a Demand Loan and will be used by the Guarantor to acquire the Initial Portfolio and for the other purposes permitted hereby.
(D)	A portion of the Total Credit Commitment equal to the amount, if any, by which the Total Credit Commitment exceeds the amount of the Guarantee Loan on the immediately preceding Calculation Date will be made available by the Intercompany Loan Provider on a revolving basis, to the Guarantor to be used by the Guarantor for the purposes permitted hereby.
(E)	This Agreement sets out, among other things, the agreement between the Intercompany Loan Provider and the Guarantor in relation to the lending of amounts to be used by the Guarantor to acquire Loans and their Related Security.

NOW THEREFORE, IT IS AGREED that in consideration of the mutual covenants and agreements herein set forth, the parties hereto agree to amend and restate the Original Intercompany Loan Agreement as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

The Master Definitions and Construction Agreement made between the parties to the Transaction Documents on the date hereof (as the same may be amended, restated and/or supplemented from time to time) (the “Master Definitions and Construction Agreement”) is expressly and specifically incorporated into this Agreement and, accordingly, the expressions defined in the Master Definitions and Construction Agreement (as so amended, restated and/or supplemented) will, except where the context otherwise requires and save where otherwise defined herein, have the same meanings in this Agreement, including the recitals hereto and this Agreement will be construed in accordance with the interpretation provisions set out in Section 2 (Interpretation and Construction) of the Master Definitions and Construction Agreement.

1.2	Interpretation

For the purpose of this Agreement, this Agreement has the same meaning as Intercompany Loan Agreement in the Master Definitions and Construction Agreement.

1.3	Schedules

The Schedules attached to this Agreement will, for all purposes of this Agreement, form an integral part of it.

Schedule 1 – Advance Request

Schedule 2 – Asset Coverage Test

Article 2
THE INTERCOMPANY LOAN

2.1	The Intercompany Loan

Subject to the terms of this Agreement, the Intercompany Loan Provider agrees to make available to the Guarantor an intercompany loan (the “Intercompany Loan”) in an aggregate amount equal to the Total Credit Commitment. On any Toronto Business Day, the Guarantor may request that advances (each an “Advance” and collectively “Advances”) denominated in Canadian Dollars under the Intercompany Loan be made available to it, subject to the terms of this Agreement, on such Toronto Business Day (each such date, a “Drawdown Date”).

2.2	Total Credit Commitment

The Guarantor may from time to time request that the amount of the Total Credit Commitment be increased and upon written notice by the Intercompany Loan Provider to the Guarantor, the amount of the Total Credit Commitment will be increased in the amount as set out in such notice.

Article 3
PURPOSE and nature of the intercompany loan

3.1	Application of Advances by Guarantor
(a)	The initial Advance hereunder may only be used to purchase the Initial Portfolio consisting of Loans and their Related Security from the relevant Seller(s) in accordance with the terms of the Mortgage Sale Agreement.
(b)	Each Advance other than the initial Advance may only be used by the Guarantor:
(i)	to purchase Additional Loans and their Related Security from the relevant Sellers pursuant to the terms of the Mortgage Sale Agreement;
(ii)	to make Additional Loan Advances;
(iii)	to invest in Substitute Assets (in an amount up to but not exceeding the limit set forth in Section 9.7 of the Guarantor Agreement);
(iv)	to make a deposit of the proceeds in the GDA Account (or, as applicable, the Standby GDA Account) (including, without limitation, to fund the Reserve Fund to an amount not exceeding the limit prescribed in Section 6.1 of the Guarantor Agreement);
(v)	subject to written confirmation from the Cash Manager that the Asset Coverage Test is met on the relevant repayment date, in the case of a repayment to be made on a Calculation Date, or on a Calculation Date immediately prior to the relevant Guarantor Payment Date, in the case of a repayment to be made on a Guarantor Payment Date (both before and immediately following the making of the relevant repayment), to make a Capital Distribution to any Seller (in its capacity as a Partner) by way of a distribution of that Partner’s equity in the Guarantor in an amount equal to the Advance or any part thereof, which will be paid to the Partner on the relevant next Payment Date by wire transfer or as otherwise directed by the Partner; and/or
(vi)	to fund the Pre-Maturity Liquidity Ledger.
3.2	Guarantee Loan and Demand Loan

The aggregate principal amount of Advances outstanding at any time will be recorded in the Intercompany Loan Ledger in accordance with Section 5.4 (Intercompany Loan Ledger) and deemed to be comprised of:

(a)	a guarantee loan (the “Guarantee Loan”) having a principal balance equal to:

(X/Y) multiplied by Z

where,

X = the ACT Asset Value (see Schedule 2 for reference) at such time, but where “A” in the calculation of such amount is equal to the aggregate Outstanding Principal Balance of the Loans in the Portfolio for the purposes of determining X;

Y = the maximum Canadian Dollar Equivalent of aggregate Principal Amount Outstanding of Covered Bonds that could be issued by the Issuer without contravening the Asset Coverage Test at such time based on the assets of the Guarantor at such time; and

Z = the actual Canadian Dollar Equivalent of aggregate Principal Amount Outstanding of the Covered Bonds at such time,

and

(b)	a demand loan (the “Demand Loan”) will be a revolving credit facility, the outstanding balance of which will be equal to the difference between the balance of the Intercompany Loan and the balance of the Guarantee Loan at any relevant time as determined above.

The respective balances of the Guarantee Loan and the Demand Loan will fluctuate with the issuances and redemptions of Covered Bonds and the requirements of the Asset Coverage Test, provided that at any time and for so long as the Asset Coverage Test is not satisfied, the Demand Loan cannot have a positive balance.

3.3	Revolving Intercompany Loan

Any amount under the Intercompany Loan repaid hereunder may be re-borrowed provided that: (i) such re-borrowing is for the purposes set out in Section 3.1(b), and (ii) each of the conditions set forth in Section 4.1 have been satisfied. Unless otherwise agreed by the Intercompany Loan Provider and subject to satisfaction of the Rating Agency Condition, no further Advances will be made to the Guarantor under the Intercompany Loan following the occurrence of a Demand Loan Repayment Event.

3.4	No Obligation to Monitor

Without prejudice to the obligations of the Guarantor under this Article 3, neither the Bond Trustee nor any of the other Secured Creditors will be obliged to concern themselves as to the application of amounts drawn by the Guarantor under this Agreement.

Article 4
CONDITIONS PRECEDENT

4.1	Conditions Precedent

Save as the Intercompany Loan Provider and the Bond Trustee may otherwise agree, each Advance will not be available for utilisation on the date of the proposed Advance unless:

(a)	such Advance does not result in the Guarantor being unable to satisfy the Asset Coverage Test on a pro forma basis following such Advance and the application of the proceeds thereof;
(b)	the aggregate outstanding amount of Advances after giving effect to such Advance does not exceed the Total Credit Commitment; and
(c)	no Issuer Event of Default, Guarantor Event of Default or Demand Loan Repayment Event has occurred.

Article 5
ADVANCES

5.1	Giving of Advance Requests

Not later than 10:00 a.m. (Toronto Time) on each Drawdown Date (or such later time as may be agreed in writing between the Guarantor and the Intercompany Loan Provider), the Guarantor will give to the Intercompany Loan Provider a duly completed request for Advance in writing (each an “Advance Request”) completed in the form attached hereto as Schedule 1 specifying whether such request is for an Advance pursuant to the Guarantee Loan or the Demand Loan. Each Advance Request is irrevocable and (subject to the terms of this Agreement) obliges the Guarantor to borrow the whole amount specified in the Advance Request on the relevant Drawdown Date upon the terms and subject to the conditions of this Agreement.

5.2	Advances

On receipt of an Advance Request from the Guarantor and if the conditions set out in Article 4 (Conditions Precedent) have been met, the Intercompany Loan Provider will make the requested Advances available to the Guarantor on the Drawdown Date.

5.3	Single Drawing of Advances

Each Advance will, subject to satisfaction of the matters specified in Article 4 (Conditions Precedent), only be available for drawing in one amount by the Guarantor on the relevant Drawdown Date.

5.4	Intercompany Loan Ledger

The Cash Manager will ensure that each Advance, each repayment, all payments of interest and repayments of principal of each Advance hereunder and the amount of the Guarantee Loan and Demand Loan at each Calculation Date are recorded in the Intercompany Loan Ledger at the appropriate time (which in the case of the amount of the Guarantee Loan and the Demand Loan will be at least two Toronto Business Days prior to the Guarantor Payment Date following such Calculation Date).

Article 6
INTEREST AND FEE

6.1	Interest Periods
(a)	Each loan interest period (each a “Loan Interest Period”) will correspond to each Calculation Period and each date on which interest is payable hereunder (each a “Loan Interest Payment Date”) will correspond to each Guarantor Payment Date, provided that the Loan Interest Period for any Advance made during a Calculation Period will commence on the date of such Advance.
(b)	Whenever it is necessary to compute an amount of interest in respect of an Advance for any period (including any Loan Interest Period), such interest will be calculated on the basis of actual days elapsed in a 365 day year.
(c)	Interest payable in respect of an Advance will be payable in respect of the preceding Loan Interest Period for such Advance on each Loan Interest Payment Date following the Drawdown Date of that Advance and will be paid on such Loan Interest Payment Date subject to the applicable Priorities of Payments.
(d)	All payments of principal and interest hereunder on account of the Intercompany Loan will be made in accordance with the applicable Priorities of Payments.
(e)	Interest that is payable in respect of a Loan Interest Period for an Advance that is not paid on a Loan Interest Payment Date will remain outstanding and will bear interest at the same rate as that payable on such Advance.
6.2	Interest Rate
(a)	The rate of interest payable in respect of each Advance for each Loan Interest Period in respect of that Advance will be the rate per annum notified in writing by the Intercompany Loan Provider to the Guarantor from time to time.
(b)	With respect to each Loan Interest Period, the Intercompany Loan Provider will, as soon as practicable following the relevant Loan Interest Period, determine and notify the Cash Manager, the Guarantor and the Bond Trustee of the amount (the “Intercompany Loan Interest Amount”), in each case, payable in respect of such Loan Interest Period. The Intercompany Loan Interest Amount in respect of each Advance will be determined by applying the applicable rate of interest (determined in accordance with Section 6.2(a)) to the outstanding principal balance of the relevant Advance, multiplying the result of that calculation by the actual number of days in the applicable Loan Interest Period divided by 365 days and rounding the resultant figure to the nearest penny (half a penny being rounded upwards) provided that, other than from the date hereof until the first issuance of Covered Bonds, the amount of interest hereunder payable in respect of any Loan Interest Period will not exceed (i) prior to the Interest Rate Swap Effective Date, the yield on the Portfolio, and (ii) on and after the Interest Rate Swap Effective Date, the floating amounts received by the Guarantor pursuant to the Interest Rate Swap Agreement, less in either case the sum of (i) a minimum spread to be notified in writing by the Intercompany Loan Provider to the Guarantor from time to time, and (ii) an amount equal to the amount of the Guarantor Expenses for the corresponding Guarantor Calculation Period.

(c)	All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Article 6, will (in the absence of wilful default, bad faith or proven error) be binding on the Guarantor and the Cash Manager and (in such absence as aforesaid) no liability to the Guarantor will attach to the Cash Manager or the Intercompany Loan Provider in connection with the exercise or non-exercise by them or any of them of their powers, duties and discretions hereunder.
(d)	Solely for the purposes of the Interest Act (Canada), whenever the amount of interest payable hereunder in respect of any Loan Interest Period is not the amount obtained by applying the applicable rate of interest to the outstanding principal balance of the relevant Advance and multiplying the result of that calculation by the actual number of days in the applicable Loan Interest Period divided by 365 days, the annual rate of interest payable hereunder in respect of such Loan Interest Period is equivalent to the product obtained when: (i) the amount of interest payable hereunder in respect of such Loan Interest Period is divided by the sum of the daily average aggregate amount of Advances outstanding hereunder and the result of such division is multiplied by (ii) 365 divided by the number of calendar days in such Loan Interest Period.
6.3	Criminal Rate of Interest

In no event will the aggregate “interest” (as defined in Section 347 (the “Criminal Code Section”) of the Criminal Code (Canada)), payable to the Intercompany Loan Provider under this Agreement or any other Transaction Document exceed the effective annual rate of interest lawfully permitted under the Criminal Code Section on the “credit advanced” (as defined in such section) under this Agreement or any other Transaction Document. Further, if any payment, collection or demand pursuant to this Agreement or any other Transaction Document in respect of such “interest” is determined to be contrary to the provisions of the Criminal Code Section, such payment, collection, or demand will be deemed to have been made by mutual mistake of the Intercompany Loan Provider and the Guarantor and such “interest” will be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the Criminal Code Section so result in a receipt by the Intercompany Loan Provider of interest at a rate not in contravention of the Criminal Code Section, such adjustment to be effected, to the extent necessary, as follows:

(a)	firstly, by reducing the amounts or rates of interest required to be paid to the Intercompany Loan Provider; and
(b)	then, by reducing any fees, charges, expenses and other amounts required to be paid to the Intercompany Loan Provider which would constitute “interest”.

Notwithstanding the above, and after giving effect to all such adjustments, if the Intercompany Loan Provider will have received an amount in excess of the maximum permitted by the Criminal Code Section, then the Guarantor will be entitled, by notice in writing to the Intercompany Loan Provider, to obtain reimbursement from the Intercompany Loan Provider in an amount equal to such excess. For greater certainty, to the extent that any charges, fees or expenses are held to be within such meaning of “interest”, such amounts will be pro-rated over (i) the period of time to which they relate or (ii) otherwise over the period from the initial Drawdown Date to the date on which all of the Covered Bonds are irrevocably repaid.

Article 7
REPAYMENT

7.1	Repayment of Demand Loan

Subject to the applicable Priorities of Payments and Section 7.2, the principal amount of the Demand Loan (or any portion thereof for which demand is made by the Intercompany Loan Provider in accordance with this Section) will be due and payable by the Guarantor on a Toronto Business Day no later than 60 days after the demand is made therefor by the Intercompany Loan Provider by notice in writing to the Guarantor unless on such day:

(a)	(i) a Demand Loan Repayment Event (as hereinafter defined) has occurred and is continuing (in which case payment will be made in accordance with Section 7.2); or (ii) the Asset Coverage Test as calculated by the Cash Manager, will not be satisfied after giving effect to such repayment and after taking into account all other amounts to be paid as provided for pursuant to the applicable Priorities of Payments on the next following Guarantor Payment Date (including for the avoidance of doubt amounts required to be credited to the Pre-Maturity Liquidity Ledger); in which case only the amount, if any, which could be repaid while remaining in compliance with the Asset Coverage Test will be due and payable on such day; or
(b)	an Asset Coverage Test Breach Notice has been given on or prior to such day and has not been revoked.
7.2	Mandatory Repayment Upon Demand Loan Repayment Event
(a)	Subject to Section 7.2(b) below, and subject to the applicable Priorities of Payments, the Guarantor will repay the amount, if any, by which the Demand Loan exceeds the Demand Loan Contingent Amount, but not more than such amount, on the first Guarantor Payment Date following 60 days after the earlier of the date on which:
(i)	the Intercompany Loan Provider, in its capacity as the Interest Rate Swap Provider, is required to assign the Interest Rate Swap Agreement to a third party;
(ii)	a Notice to Pay has been served on the Guarantor;

(iii)	to the extent Fitch is a Rating Agency, if the issuer default rating of the Intercompany Loan Provider assigned by Fitch is less than the Fitch Demand Loan Repayment Ratings; or
(iv)	termination of the Intercompany Loan Agreement or the non-renewal of the revolving commitment thereunder

(each of (i), (ii), (iii) and (iv) above a “Demand Loan Repayment Event”).

(b)	Subject to the applicable Priorities of Payments, following a Demand Loan Repayment Event, the Guarantor will repay the full amount of the then outstanding Demand Loan on the date on which the Asset Percentage is next calculated (whether or not such calculation is a scheduled calculation or a calculation made at the request of Scotiabank) provided that the Asset Coverage Test, as calculated by the Cash Manager, is met on the date of repayment after giving effect to such repayment. For greater certainty, following an Issuer Event of Default, the Asset Coverage Test will be conducted and the Asset Percentage calculated, solely for the purpose of determining the amount of the Demand Loan repayable on the relevant repayment date and that the Asset Coverage Test will be met after giving effect to any such repayment. In calculating the Asset Coverage Test following an Issuer Event of Default for such purpose, the amount of any Excess Proceeds deposited by the Bond Trustee into the GDA Account (or, as applicable, the Standby GDA Account) will be deducted from the ACT Asset Value.
7.3	Source of Funds for Repayments

The Guarantor will repay the Demand Loan in accordance with the applicable Priority of Payments and the terms of this Agreement, using: (i) funds being held for the account of the Guarantor by its service providers and/or funds in the Guarantor Accounts; and/or (ii) proceeds from the sale of Substitute Assets; and/or (iii) proceeds from the sale of Selected Loans subject to any right of pre-emption on the part of the Sellers pursuant to Section 11.1 (Sale of Selected Loans Following Service of an Asset Coverage Test Breach Notice) in the Mortgage Sale Agreement.

7.4	Payments under Covered Bond Guarantee Discharge Obligations of Guarantor under this Agreement

To the extent that the Guarantor makes, or there is made on its behalf, a payment under the Covered Bond Guarantee, the Intercompany Loan Provider will on such payment being made become indebted to the Guarantor for an amount equal to such payment. Any amounts owing by the Intercompany Loan Provider to the Guarantor in respect of amounts paid by the Guarantor under the terms of the Covered Bond Guarantee or the repurchase of Covered Bonds, as applicable, will be set-off automatically (and without any action being required by the Guarantor, the Intercompany Loan Provider or the Bond Trustee) against any amounts repayable by the Guarantor under the terms of this Agreement. The amount set-off will be the Canadian Dollar Equivalent of the relevant payment made by the Guarantor under the Covered Bond Guarantee or the Principal Amount Outstanding of any Covered Bonds purchased and cancelled by the Guarantor in accordance with Conditions 6.8 and 6.9, as applicable, which amount will be applied to reduce amounts repayable under the Intercompany Loan in the following order of priority:

(a)	first, to reduce and discharge interest (including accrued interest) due and unpaid on the outstanding principal balance of the Advances; and
(b)	second, to reduce and discharge the outstanding principal balance of the Advances.
7.5	Repayment of Guarantee Loan

The Guarantee Loan will be repaid in accordance with the applicable Priorities of Payments and is subordinated to the Demand Loan and the Covered Bond Guarantee in accordance with such Priorities of Payments. Such repayment will be made (a) using (i) funds being held for the account of the Guarantor by its service providers and/or funds in the Guarantor Accounts (other than any amount in the Pre-Maturity Liquidity Ledger); and/or, (ii) proceeds from the sale of Substitution Assets; and/or (iii) proceeds from the sale, pursuant to the Guarantor Agreement, of Loans and their Related Security to the Seller or to another person subject to a right of pre-emption on the part of the Seller, and/or (b) by selling, transferring or assigning to the Seller all of the Guarantors right, title and interest in and to the Loans and their Related Security forming part of the Portfolio in satisfaction in full of the Guarantee Loan.

Article 8
TAXES

8.1	No Gross Up

All payments by the Guarantor under this Agreement will be made without any deduction or withholding for or on account of, and free and clear of, any Taxes, except to the extent that the Guarantor is required by law to make payment subject to any Taxes. The Guarantor will have no obligation to gross-up any payment to the Intercompany Loan Provider under this Agreement in respect of which any such deduction or withholding applies.

8.2	Not a Non-Resident

The Guarantor represents and warrants to the Intercompany Loan Provider that it is, and covenants that it will at all times remain, a Person that is not a Non-Resident.

8.3	Tax Receipts

All Taxes required by law to be deducted or withheld by the Guarantor from any amounts paid or payable under this Agreement will be paid, to the relevant taxation authority, by the Guarantor when due and the Guarantor will, within 90 days of the payment being made, deliver to the Intercompany Loan Provider evidence satisfactory to the Intercompany Loan Provider (including all relevant Tax receipts) that the payment has been duly remitted to the appropriate taxation authority.

Article 9
ILLEGALITY

9.1	Illegality

If, at any time, it is unlawful for the Intercompany Loan Provider to make, fund or allow to remain outstanding an Advance made or to be made by it under this Agreement, then the Intercompany Loan Provider will, promptly after becoming aware of the same, deliver to the Guarantor, the Bond Trustee and (for information only and on the basis that they may not rely thereon) the Rating Agencies a legal opinion to that effect from reputable counsel and the Intercompany Loan Provider may require the Guarantor to prepay, on any Guarantor Payment Date, having given not more than 60 days' and not less than 30 days' (or such shorter period as may be required by any relevant law) prior written notice to the Guarantor and the Bond Trustee, and while the relevant circumstances continue, the applicable Advance(s) without penalty or premium but subject to Section 17 (Exercise of Certain Rights) of the Security Agreement and Article 10 (Mitigation) of this Agreement.

Article 10
MITIGATION

10.1	Mitigation

If circumstances arise in respect of the Intercompany Loan Provider which would, or would upon the giving of notice, result in:

(a)	the prepayment of the Advances pursuant to Article 9 (Illegality);
(b)	a withholding or deduction from the amount to be paid by the Guarantor on account of Taxes, pursuant to Article 8 (Taxes),

then, without in any way limiting, reducing or otherwise qualifying the obligations of the Guarantor under this Agreement, the Intercompany Loan Provider will:

(i)	promptly upon becoming aware of the circumstances, notify the Bond Trustee, the Guarantor and the Rating Agencies; and

(ii)	upon written request from the Guarantor, take such steps as may be practical to mitigate the effects of those circumstances including (without limitation) the transfer or assignment of all its rights under this Agreement to, and assumption of all its obligations under this Agreement by, another Person reasonably satisfactory to the Bond Trustee, which is willing to participate in the relevant Advances in its place and which is not subject to (a) or (b) above, provided that no such transfer or assignment and assumption may be permitted unless the Rating Agency Condition has been satisfied in respect of such transfer or assignment as a result and the Intercompany Loan Provider indemnifies (subject to Section 17 (Exercise of Certain Rights) of the Security Agreement) the Guarantor and the Bond Trustee for any reasonable costs and expenses properly incurred by them as a result of such transfer or assignment and assumption.

Article 11
PAYMENTS

11.1	Payment
(a)	Subject to the applicable Priorities of Payments, all amounts to be paid to the Intercompany Loan Provider under this Agreement will be paid for value by the Guarantor to such account as is notified to the Guarantor by the Intercompany Loan Provider for this purpose by not less than five Toronto Business Days prior notice on each Guarantor Payment Date.
(b)	Subject to the applicable Priorities of Payment, the Guarantor may elect, at its sole discretion, to repay the Demand Loan (or any portion thereof) pursuant to Section 7.1 or Section 7.2 in the following manner:
(i)	in Canadian dollars for value by the Guarantor, provided that any amount paid in Canadian dollars pursuant to this clause (i) shall not have been derived from the sale of any Loan and its Related Security by the Guarantor for less than the True Loan Balance of such Loan at the time of such sale; or
(ii)	by selling, transferring and assigning to the Issuer all of the Guarantor’s right, title and interest in and to Loans and their Related Security and any Collections related to such Loans from and after the date of the Payment in Kind Notice in accordance with Section 11.1(c) and for the consideration of a reduction in the amount outstanding under the Demand Loan in accordance with Section 11.1(d) (a “Payment in Kind”); provided that any Loans and their Related Security applied towards a Payment in Kind will be selected in a manner that would not reasonably be expected to adversely affect the interests of the Covered Bondholders.
(c)	If the Guarantor elects to make a Payment in Kind, the Guarantor will provide the Issuer with a notice (a “Payment in Kind Notice”), at least 5 Toronto Business

Days and not more than 30 days in advance of the proposed date of such Payment in Kind (the “Payment in Kind Date”), setting out the following:

(i)	the Payment in Kind Date;
(ii)	the aggregate amount of the Demand Loan to be repaid as determined in accordance with Section 11.1(d); and
(iii)	a listing of the Loans to be sold, transferred and assigned to the Issuer on the Payment in Kind Date, including:
(1)	for each such Loan, the Eligible Loan Details;
(2)	the aggregate number of Loans identified in the Payment in Kind Notice; and
(3)	the aggregate Outstanding Principal Balance of such Loans as of the date of the Payment in Kind Notice.
(d)	Upon any Payment in Kind, the outstanding amount of the Demand Loan will be reduced by the Fair Market Value of such Loans determined as of the Payment in Kind Date, less an amount equal to the Collections received by or on behalf of the Guarantor after the date of the Payment in Kind Notice and prior to the Payment in Kind Date in respect of the Loans listed in the Payment in Kind Notice. In addition, if the Payment in Kind occurs on or after a Covered Bond Guarantee Activation Event and the Intercompany Loan Provider is the Limited Partner, the Limited Partner shall be deemed to have made a Capital Contribution to the Guarantor on the Payment in Kind Date in an amount equal to the excess, if any, of the True Loan Balance of the Loans and their Related Security applied towards the Payment in Kind over the aggregate Fair Market Value of such Loans and their Related Security, and such Capital Contribution shall be deemed to have been applied by the Guarantor against the Demand Loan, such that the outstanding amount of the Demand Loan will be reduced by the greater of (i) the True Loan Balance of such Loans, and (ii) the Fair Market Value of such Loans.
(e)	If upon a Payment in Kind, the outstanding amount of the Demand Loan is reduced in accordance with Section 11.1(d), then upon such Payment in Kind (and notwithstanding the terms of the Interest Rate Swap Agreement):
(i)	if the Interest Rate Swap Provider is the Issuer or an Affiliate of the Issuer, no termination payment will be payable in respect of such sale of Loans; and
(ii)	if the Interest Rate Swap Provider is not the Issuer or an Affiliate of the Issuer, (A) the termination payment, if any, payable by the Guarantor to the Interest Rate Swap Provider in respect of such sale of Loans will be paid by the Issuer to the Interest Rate Swap Provider for and on behalf of the Guarantor, and (B) the Guarantor shall direct that the termination payment, if any, payable by the Interest Rate Swap Provider to the

Guarantor in respect of such sale of Loans will be paid by the Interest Rate Swap Provider to the Issuer or as the Issuer may direct.

(f)	Upon a Payment in Kind, all of the Guarantor’s right, title and interest in and to each of the Loans listed in the Payment in Kind Notice and their Related Security from and after the Payment in Kind Date shall be sold, transferred and assigned to the Issuer without recourse, representation or warranty (whether express, implied, statutory or otherwise) to, against, by or on behalf of the Guarantor save and except that the Guarantor shall be deemed to represent and warrant to the Issuer that (x) such Loans and the proceeds thereof are free and clear of any Adverse Claim created by the Guarantor, and (y) the Guarantor has the power and authority to sell, transfer and assign such Loans and their Related Security and the proceeds thereof as herein provided. In consideration of the foregoing, the outstanding amount of the Demand Loan shall be reduced in accordance with Section 11.1(d).
(g)	The Guarantor will, at the expense of the Issuer (i) execute and deliver such assignments or other instruments of conveyance, (ii) make such filings (including filings of financing statements), and (iii) with respect to the Loan and Related Security Files or other documents relating to the Loans and their Related Security sold, transferred and assigned to the Issuer upon a Payment in Kind (A) to the extent held by the Issuer, confirm that the Issuer ceases to be under any further obligation to hold such documents to the order of the Guarantor or the Bond Trustee, or (B) to the extent not held by the Issuer, deliver or cause to be delivered to the Issuer or as the Issuer may direct all such documents that are in its possession or otherwise held to its order.
(h)	Without limiting anything in this Agreement, each Payment in Kind shall constitute a discharge and release of the Issuer from any claims which the Guarantor or the Bond Trustee may have against the Issuer arising from the Loan Representations and Warranties in relation to the Loans and their Related Security sold, transferred and assigned to the Issuer on the related Payment in Kind Date.
11.2	Alternative Payment Arrangements

If, at any time, it will become impracticable (by reason of any action of any Governmental Authority or any change in law, exchange control regulations or any similar event) for the Guarantor to make any payments under this Agreement in the manner specified in Section 11.1 (Payment) hereof, then the Guarantor will, at the expense of the Intercompany Loan Provider, make such alternative arrangements for the payment of amounts due under this Agreement as are acceptable to the Intercompany Loan Provider and the Bond Trustee (acting reasonably).

Article 12
representations, warranties AND COVENANTs

12.1	Representations, Warranties and Covenants

Each of the Intercompany Loan Provider and the Cash Manager hereby represents and warrants to, and covenants with, the Guarantor and the Bond Trustee that as of the date of this Agreement and for so long as it remains a party to this Agreement:

(a)	it possesses the necessary experience, qualifications, facilities and other resources to perform its responsibilities in relation to its duties and obligations hereunder and the other Transaction Documents to which it is a party;
(b)	it is and will continue to be in good standing with OSFI;
(c)	it is and will continue to be in regulatory good standing and in material compliance with and under all Laws applicable to its duties and obligations hereunder and the other Transaction Documents to which it is a party;
(d)	it is and will continue to be in material compliance with its internal policies and procedures (including risk management policies) relevant to its duties and obligations hereunder and the other Transaction Documents to which it is a party;
(e)	it will comply with the provisions of, and perform its obligations under, this Agreement and the other Transaction Documents to which it is party;
(f)	it will exercise reasonable skill and care in the performance of its obligations hereunder and the other Transaction Documents to which it is a party; and
(g)	it will comply with the CMHC Guide and all material legal and regulatory requirements applicable to the conduct of its business so that it can lawfully attend to the performance of its obligations hereunder and the other Transaction Documents to which it is a party.
12.2	Undertaking

Each of the Intercompany Loan Provider and the Cash Manage undertakes to notify the Guarantor and the Bond Trustee immediately if, at any time during the term of this Agreement, any of the statements contained in Section 12.1 (Representations, Warranties and Covenants) ceases to be true. The representations, warranties and covenants set out in Section 12.1 (Representations, Warranties and Covenants) will survive the signing and delivery of this Agreement.

Article 13
FURTHER PROVISIONS

13.1	No Set-Off by the Intercompany Loan Provider

The Intercompany Loan Provider agrees that it will advance the Advances to the Guarantor on each Drawdown Date (subject to the terms of this Agreement, including without limitation, Article 4 (Conditions Precedent) and Article 5 (Advances) hereof) without set-off (including, without limitation, in respect of any amounts owed to it under any other Advance or in its capacity as a Partner of the Guarantor or in any other capacity under any of the Transaction Documents to which it is a party) or counterclaim.

13.2	Evidence of Indebtedness

In any proceeding, action or claim relating to this Agreement a statement as to any amount due and payable to the Intercompany Loan Provider under this Agreement will, unless otherwise provided in this Agreement, be prima facie evidence that such amount is in fact due and payable.

13.3	Rights Cumulative, Waivers

The respective rights of the Guarantor, the Intercompany Loan Provider and the Bond Trustee under this Agreement:

(a)	may be exercised as often as necessary;
(b)	are cumulative and not exclusive of its rights under the general law; and
(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

13.4	Notices

Any notices to be given pursuant to this Agreement to any of the parties hereto will be in writing and will be sufficiently served if sent by prepaid first class mail, by hand, electronically by e-mail or facsimile transmission and will be deemed to be given (if by electronic or facsimile transmission) when dispatched, (if delivered by hand) on the day of delivery if delivered before 5:00 p.m. (Toronto time) on a Toronto Business Day or on the next Toronto Business Day if delivered thereafter or on a day which is not a Toronto Business Day or (if by first class mail) when it would be received in the ordinary course of the post and will be sent:

(a)	in the case of the Guarantor, to Scotiabank Covered Bond Guarantor Limited Partnership, c/o The Bank of Nova Scotia, at its Executive Offices, Scotia Plaza, 44 King Street West, Toronto, Ontario M5H 1H1 (facsimile number 416-945-4001) for the attention of Managing Director, Alternate Funding, e-mail: jake.lawrence@scotiabank.com;
(b)	in the case of The Bank of Nova Scotia in its capacity as the Intercompany Loan Provider and Cash Manager, to The Bank of Nova Scotia, at its Executive Offices,

Scotia Plaza, 44 King Street West, Toronto, Ontario M5H 1H1 (facsimile number 416-945-4001) for the attention of Managing Director, Alternate Funding, e-mail: jake.lawrence@scotiabank.com; and
(c)	in the case of the Bond Trustee, to Computershare Trust Company of Canada, 100 University Avenue, 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1 (facsimile number 416-981-9777) for the attention of Manager, Corporate Trust, e-mail: corporatetrust.toronto@computershare.com or to such other physical or e-mail address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by written notice in accordance with the provisions of this Section 13.4.

13.5	Assignment

Subject always to the provisions of Article 13 (STEP Plan and Intercreditor Arrangements) of the Mortgage Sale Agreement and Section 20.2 (Assignment under Security Agreement) herein, no party hereto will be entitled to assign all or any part of its rights or obligations hereunder to any other party without the prior written consent of each of the other parties hereto (which will not, if requested, be unreasonably withheld or delayed or made subject to conditions) save that the Guarantor will be entitled to assign whether by way of security or otherwise all or any of its rights under this Agreement and all or any of its interest in the Loans and their Related Security without such consent to the Bond Trustee pursuant to the Security Agreement and the Bond Trustee may at its sole discretion assign all or any of its rights under or in respect of this Agreement and all or any of its interest in the Loans and their Related Security without such consent in exercise of its rights under the Security Agreement. If any party assigns any of its obligations under this Agreement as permitted by this Agreement, such party will provide at least 10 Toronto Business Days’ prior written notice of such assignment to DBRS.

13.6	Assignment under Security Agreement

The Intercompany Loan Provider acknowledges that on the assignment pursuant to the Security Agreement by the Guarantor to the Bond Trustee of the Guarantor’s rights under this Agreement, the Bond Trustee may enforce such rights in the Bond Trustee’s own name without joining the Guarantor in any such action (which right the Intercompany Loan Provider hereby waives) and the Intercompany Loan Provider hereby waives as against the Bond Trustee any rights or equities in its favour arising from any course of dealing between the Intercompany Loan Provider and the Guarantor.

13.7	Amendments, Modification, Variation or Waiver
(a)	Subject to the terms of the Security Agreement, any amendments to this Agreement will be made only with the prior written consent of each party to this Agreement. No waiver of this Agreement will be effective unless it is in writing and signed by (or by some person duly authorized by) each of the parties. No single or partial exercise of, or failure or delay in exercising, any right under this Agreement will constitute a waiver or preclude any other or further exercise of that or any other right.

(b)	Each proposed amendment, variation or waiver of rights under this Agreement that is considered by the Guarantor to be a material amendment, variation or waiver, will be subject to satisfaction of the Rating Agency Condition. The Guarantor will deliver notice to the Rating Agencies from time to time of any amendment, variations or waivers for which satisfaction of the Rating Agency Condition is not required, provided that failure to deliver such notice will not constitute a breach of the obligations of the Guarantor under this Agreement. The Guarantor will deliver notice to CMHC from time to time of any amendment, variations or waivers under this Agreement to the extent required by the CMHC Guide, provided that failure to deliver such notice will not constitute a breach of the obligations of the Guarantor under this Agreement.
13.8	Agency

The Intercompany Loan Provider agrees and confirms that, unless otherwise notified by the Guarantor or the Bond Trustee in accordance with the terms of this Agreement, the Cash Manager, as agent of the Guarantor, may act on behalf of the Guarantor under this Agreement.

13.9	Change of the Cash Manager

If any entity assumes the obligations of the Cash Manager under the Cash Management Agreement, then for so long as any amount is outstanding under this Agreement, the parties to this Agreement will execute such documents and take such action as the Bond Trustee may reasonably require for the purposes of vesting in the successor Cash Manager all the rights and obligations of the Cash Manager under this Agreement.

13.10	Change of Bond Trustee

If there is any change in the identity of the Bond Trustee or an additional Bond Trustee is appointed in accordance with the Security Agreement, the parties to this Agreement will execute such documents and take such action as the successor Bond Trustee and the outgoing Bond Trustee may reasonably require for the purpose of vesting in the successor Bond Trustee the rights and obligations of the outgoing Bond Trustee under this Agreement and under the Security Agreement and releasing the outgoing Bond Trustee from any future obligations under this Agreement. Notice thereof will be given to the Rating Agencies while any of the Covered Bonds remain outstanding.

13.11	Limitation of Liability of Bond Trustee

It is hereby acknowledged and agreed that by its execution of this Agreement, the Bond Trustee will not assume or have any obligations or liabilities to the other parties to this Agreement notwithstanding any provision herein and that the Bond Trustee has agreed to become a party to this Agreement for the purpose only of taking the benefit of this Agreement and agreeing to amendments to this Agreement pursuant to Section 12.6 (Amendments, Modification, Variation or Waiver). For the avoidance of doubt, the parties to this Agreement acknowledge that the rights and powers of the Bond Trustee are governed by the Security Agreement. Any liberty or right which may be exercised or determination which may be made under this Agreement by the Bond Trustee may be exercised or made in the Bond Trustee's absolute discretion, without any obligation to give reasons therefor, and the Bond Trustee will not be responsible for any liability occasioned by so acting, except if acting in breach of the standard of care set out in Section 11.1 (Standard of Care) of the Security Agreement.

13.12	Limited Liability

Scotiabank Covered Bond Guarantor Limited Partnership is a limited partnership formed under the Limited Partnerships Act (Ontario), a limited partner of which is, except as expressly required by law, only liable for any of its liabilities or any of its losses to the extent of the amount that the limited partner has contributed or agreed to contribute to its capital.

13.13	Non-Petition

The Intercompany Loan Provider and the Cash Manager agree that they will not institute against, or join any other party in instituting against, the Guarantor, or any general partners of the Guarantor, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding, or other proceeding under any federal, provincial or foreign bankruptcy, insolvency or similar law, for one year and one day after all Covered Bonds have been repaid in full. The foregoing provision will survive the termination of this Agreement by any party.

13.14	Counterparts

This Agreement may be executed in any number of counterparts (manually or by facsimile or pdf format) and by different parties hereto in separate counterparts, each of which when so executed will be deemed to be an original and all of which when taken together will constitute one and the same instrument.

13.15	Enurement

This Agreement enures to the benefit of and is binding upon each of the parties to this Agreement and their respective successors (including any successor by reason of amalgamation of any party).

13.16	Entire Agreement

This Agreement contains the entire agreement between the parties hereto in relation to the services to be performed hereunder and supersedes any prior agreements, understandings, arrangements, statements or representations relating to such services. Nothing in this Article or Agreement will operate to limit or exclude any liability for fraud.

13.17	Further Assurance

From time to time, each party will do and perform any acts and execute any further instruments which may be required or which may be reasonably requested by any other party to more fully give effect to the purpose of this Agreement.

Article 14
GOVERNING LAW

14.1	Governing Law

This Agreement will be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14.2	Submission to Jurisdiction

Each party to this Agreement hereby irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Agreement.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first before written.

SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP by its managing general partner SCOTIABANK COVERED BOND GP INC.
By:	/s/ Jake Lawrence
Name: Jake Lawrence
Title: President and Secretary

THE BANK OF NOVA SCOTIA, in its capacity as Intercompany Loan Provider and Cash Manager
By:	/s/ Ian Berry
Name: Ian Berry
Title: Managing Director and Head, Funding and Liquidity Management

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as Bond Trustee
By:	/s/ Sean Pigott
Name: Sean Pigott
Title: Corporate Trust Officer

By:	/s/ Stanley Kwan
Name: Stanley Kwan
Title: Associate Trust Officer

SCHEDULE 1

ADVANCE REQUEST

From: Scotiabank Covered Bond Guarantor Limited Partnership (the “Guarantor”)

To: The Bank of Nova Scotia (the “Intercompany Loan Provider”)

Date:

Dear Sirs,

We refer to the intercompany loan agreement between, ourselves and you (as from time to time amended, varied, novated or supplemented (the “Intercompany Loan Agreement”)) dated as of July 19, 2013 whereby an Intercompany Loan was made available to us. Terms defined in the Intercompany Loan Agreement will have the same meaning in this Advance Request.

We hereby give you notice that, pursuant to the Intercompany Loan Agreement and upon the terms and subject to the conditions contained therein, we wish the following Advances be made to us as follows:

(a)	[List Advances specifying type]
(b)	Aggregate Amount: [ ].
(c)	Drawdown Date: [ ].

We confirm that as of the date hereof:

(i)	the aggregate principal amount of the Advance requested herein will not result in the Guarantor being unable to satisfy the Asset Coverage Test on a pro forma basis following such Advance and the application of the proceeds thereof;
(ii)	the aggregate outstanding amount of Advances after giving effect to the Advance requested herein does not exceed the Total Credit Commitment; and
(iii)	no Issuer Event of Default, Guarantor Event of Default or Demand Loan Repayment Event has occurred.

The net proceeds of this drawdown [should be credited to our account numbered [ ] with the [ ][ will be offset against the Purchase Price of additional Loans payable by us to you on the date hereof].

Yours faithfully,

SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP by its managing general partner SCOTIA COVERED BOND GP INC.
By:
Name:
Title:

Schedule 2

Asset Coverage Test

The “Asset Coverage Test” is met if the ACT Asset Value (as defined below) shall be in an amount at least equal to the ACT Liability Value (as defined below). For greater certainty, references in this Schedule to “immediately preceding Calculation Date” and “previous Calculation Date” are to the Calculation Period ending on the Calculation Date and references to Loans are to Loans in the Portfolio.

Asset Coverage Test = ACT Asset Value – ACT Liability Value

“ACT Asset Value” = A + B + C + D + E – F

where:

A.	the lower of (1) and (2):
(1)	the sum of the LTV Adjusted Loan Balance of each Loan in the Portfolio, net of Adjustments; and
(2)	the sum of the Asset Percentage Adjusted Loan Balance of each Loan in the Portfolio, net of Adjustments
B.	Principal Receipts up to Calculation Date not otherwise applied
C.	Cash capital contributions made by Partners of the Partnership (as recorded in capital account ledger for each Partner) or proceeds advanced under the Intercompany Loan Agreement or proceeds from any sale of Eligible Loans or other cash exclusive of Revenue Receipts up to the Calculation Date
D.	Outstanding principal amount of any Substitute Assets
E.	Reserve Fund balance and/or amount credited to the Pre-Maturity Liquidity Ledger, in either case if applicable
F.	Product of:
(1)	weighted average remaining maturity of all outstanding Covered Bonds (in years and, where less than a year, deemed to be a year);
(2)	principal amount outstanding of all Covered Bonds; and
(3)	Negative Carry Factor

“LTV Adjusted Loan Balance” = lower of (1) and (2), where:

(1)	the True Loan Balance of the relevant Loan; and
(2)	if such Loan is a Performing Eligible Loan, 80% of the Market Value of the related Mortgaged Property, or if such Loan is not a Performing Eligible Loan, zero

“Asset Percentage Adjusted Loan Balance” = Asset Percentage x lower of (1) and (2):

(1)	the True Loan Balance of the relevant Loan; and
(2)	if such Loan is a Performing Eligible Loan, the Market Value of the related Mortgaged Property, or if such Loan is not a Performing Eligible Loan, zero

“Performing Eligible Loans” = Eligible Loans less than three months in arrears

“Adjustments” = sum of:

(1)	LTV Adjusted Loan Balance or Asset Percentage Adjusted Loan Balance (as the case may be) of any Performing Eligible Loan in breach of the Loan Representations and Warranties or otherwise subject to the Seller’s repurchase obligation (but yet to be repurchased) under the Mortgage Sale Agreement; and
(2)	financial losses (yet to be recompensed) resulting from any breach by the Seller of any other material warranty in the Mortgage Sale Agreement or from any breach by a Servicer of a material term of the Servicing Agreement

“True Loan Balance” = sum of:

(1)	outstanding loan balance of the relevant Loan; and
(2)	all Arrears of Interest and Accrued Interest with respect to the relevant Loan

“Asset Percentage” = As determined below

“Negative Carry Factor” =

(1)	if the weighted average margin of the interest rate payable on the outstanding Covered Bonds relative to the interest rate receivable on the Portfolio is less than or equal to 0.1% per annum, then 0.5%; and
(2)	if the weighted average margin of the interest rate payable on the outstanding Covered Bonds relative to the interest rate receivable on the Portfolio is greater than 0.1% per annum, then the sum of (x) 0.5% and (y) the weighted average margin of the interest rate payable on the outstanding Covered Bonds less 0.1%, unless the interest rate risk represented by the weighted average margin of the interest rate payable on the outstanding Covered Bonds relative to the interest rate receivable on the Portfolio is addressed or mitigated by the Interest Rate Swap and the “Effective Date” thereunder has occurred, whereupon the Negative Carry Factor shall be nil

“ACT Liability Value” = Nominal amount of Covered Bond liabilities in Canadian dollars (with currency transaction undertaken using or at foreign exchange rates reflected in the related Covered Bond Swap Agreement)

2

The “Asset Percentage” shall be determined as follows:

(i)	On or prior to the Guarantor Payment Date immediately following the Calculation Date falling in February, May, August and November of each year, and on such other date as the Limited Partner may request following the date on which the Limited Partner is required to assign the Interest Rate Swap Agreement to a third party (each such date a “Cash Flow Model Calculation Date”), the Managing GP (or the Cash Manager on its behalf) will determine the percentage figure selected by it as the Asset Percentage based on such methodologies as the Rating Agencies may prescribe from time to time (to ensure sufficient credit enhancement for the Covered Bond Guarantee will be maintained) for the Portfolio based on the value of the Loans and their Related Security in the Portfolio as at the Calculation Date immediately preceding the Cash Flow Model Calculation Date as a whole or on the basis of a sample of Randomly Selected Loans, such calculations to be made on the same basis throughout unless the Rating Agency Condition has been satisfied in respect thereof.

(1)               The Asset Percentage will from time to time be adjusted in accordance with the various methodologies of the Rating Agencies to ensure that sufficient credit enhancement for the Covered Bond Guarantee will be maintained.

(2)               The Managing GP (or the Cash Manager on its behalf) will, or will use all reasonable efforts to cause the one or more Rating Agencies to, determine the Asset Percentage at least two days prior to the Guarantor Payment Date following the Cash Flow Model Calculation Date and the Asset Percentage so determined shall be the lowest percentage so determined by any of the Rating Agencies in accordance with this Schedule 2 and shall apply to any calculations in respect of the Calculation Period ending on such Cash Flow Model Calculation Date and each Calculation Period thereafter to but excluding the last day of the following Calculation Period ending on a Cash Flow Model Calculation Date. To the extent a Rating Agency does not respond to a request for a newly-determined Asset Percentage, the Asset Percentage last determined by such Rating Agency shall be applicable with respect to such Rating Agency.

(3)               Notwithstanding anything to the contrary in this Schedule 2, the Asset Percentage shall at all times be less than or equal to 95%, as determined in accordance with this Schedule 2 and as provided by Section 15.1(z) of the Trust Deed, provided that the Asset Percentage shall not be less than 80% unless otherwise agreed by the Issuer (and following an Issuer Event of Default, the Partnership for the purposes of making certain determinations in respect of the Intercompany Loan).

3